Exhibit 4.4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934
DESCRIPTION OF COMMON STOCK
As of December 31, 2019, the outstanding capital stock of Taubman Centers, Inc. (Taubman, the Company, we, our and us) registered under Section 12 of the Securities Exchange Act of 1934, as amended (the Exchange Act), were as follows:

•	common stock, $0.01 par value (the common stock);

•	6.500% Series J Cumulative Redeemable Preferred Stock, no par (the Series J preferred stock); and

•	6.25% Series K Cumulative Redeemable Preferred Stock, no par (the Series K preferred stock).

Set forth below is a summary of the terms of our common stock. The terms of the Series J preferred stock and Series K preferred stock are set forth in Exhibits 4.4.2 and 4.4.3 to the Annual Report on Form 10-K of which this Exhibit 4.4.1 is a part. This summary is not complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the Articles), our Amended and Restated By-Laws (the Bylaws) and the applicable provisions of the Michigan Business Corporation Act (the MBCA). Copies of the Articles and Bylaws documents are incorporated herein by reference and attached as exhibits to our Annual Report on Form 10-K of which this Exhibit 4.4.1 is a part.
Authorized Stock
The Articles authorize the issuance of up to 500 million shares of our capital stock, including 250 million shares of common stock and 250 million shares of preferred stock. As of December 31, 2019, our authorized capital stock was as follows:

•	250,000,000 shares of common stock;

•	40,000,000 shares of Series B Non-Participating Convertible Preferred Stock, $0.001 par value (the Series B preferred stock);

•	7,700,000 shares of Series J preferred stock; and

•	6,800,000 shares of Series K preferred stock.

The authorized shares of our common stock and preferred stock in excess of those presently outstanding or specifically reserved are available for issuance at such times and for such purposes as our board of directors may deem advisable without further action by our shareholders, except as may be required by applicable laws or regulations, including stock exchange rules. These purposes may include stock dividends, stock splits, retirement of indebtedness, employee benefit programs, corporate business combinations, acquisitions of property or other corporate purposes. The excess authorized shares are available for issuance subject to our Articles and as may be necessary to preserve our qualification as a REIT under applicable tax laws. Because the holders of our common stock do not have preemptive rights, the issuance of common stock, other than on a pro rata basis to all current shareholders, would reduce the current shareholders’ proportionate interests. Our common stock is subject to the rights of holders of outstanding shares of our existing series of preferred stock and of any shares of preferred stock we may issue in the future.

Common Stock
Subject to any preferential rights granted to any existing or future series of preferred stock, including the Series J preferred stock and the Series K preferred stock, all shares of common stock have equal right to dividends payable to common shareholders as declared by our board of directors. Our Series B preferred stock does not have any dividend rights. Subject to any preferential rights granted to any existing or future series of preferred stock, including the Series B preferred stock, the Series J preferred stock and the Series K preferred stock, all shares of common stock have equal rights in net assets available for distribution to common shareholders on our liquidation, dissolution or winding up.
Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors.
The holders of Series B preferred stock vote together with the holders of our common stock on all matters on which the common shareholders vote. Holders of our Series B preferred stock are entitled to one vote per share. The holders of our Series B preferred stock are entitled to vote as a separate class on certain matters. The holders of our Series B preferred stock have the right to nominate up to four individuals for election to our board of directors and certain other class voting rights. The number of persons that the holders of our Series B preferred stock may nominate in any given year is reduced by the Series B nominees who are then current directors and whose terms will not expire in that year. For so long as the holders of our Series B preferred stock are entitled to nominate individuals for election to the board of directors (a) our board of directors is required to consist of nine directors (other than as a result of any vacancy caused by death, resignation or removal of a director), plus the number of directors that any series of preferred stock, voting separately as a class, has the right to elect because of a default in the payment of preferential dividends due on such series, and (b) a majority of our directors must be “independent”. For these purposes, an individual is deemed “independent” as long as the individual is not one of our officers or employees. Further, as long as shares of our Series B preferred stock remain outstanding, we may not, without the affirmative vote or consent of the holders of a majority of the outstanding shares of our Series B preferred stock (voting as a separate class):

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create, authorize, or issue any securities or any obligation or security convertible into or evidencing the right to purchase any such securities, the issuance of which could adversely and (relative to our other outstanding capital stock) disparately affect the voting power or voting rights of our Series B preferred stock or the holders of our Series B preferred stock (including the rights of our Series B preferred stock to vote together with our common stock, and disregarding, for these purposes, the right of any series of our preferred stock, voting as a separate class, to elect directors as the result of any default in the payment of a preferential dividend to which the holders of such series of preferred stock are entitled);

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amend, alter, or repeal the provisions of our Articles, whether by merger, consolidation, or otherwise, in a manner that could adversely affect the voting power or voting rights of our Series B preferred stock or the holders of our Series B preferred stock (including the rights of our Series B preferred stock to vote together with our common stock, and disregarding, for these purposes, the right of any series of our preferred stock, voting as a separate class, to elect directors as the result of the default in the payment of a preferential dividend to which the holders of such series of preferred stock are entitled);

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be a party to a material transaction, including, without limitation, a merger, consolidation, or share exchange (a Series B transaction) if such Series B transaction could adversely and (relative to our other outstanding capital stock) disparately affect the voting power or voting rights of our Series B preferred stock or the holders of our Series B preferred stock (including the rights of our Series B preferred stock to vote together with our common stock, and disregarding, for these purposes, the right of any series of our preferred stock, voting as a separate class, to elect directors as the result of any default in the payment of a preferential dividend to which the holders of such series of preferred stock are entitled). The provisions of this bullet point apply to successive Series B transactions; or

•	issue any shares of our Series B preferred stock to anyone other than a holder of units (TRG Units) of The Taubman Realty Group Limited Partnership (TRG).

The Series B preferred stock is convertible. We have made a continuing, irrevocable offer to exchange shares of common stock for TRG Units (the Continuing Offer) to all present holders of TRG Units (other than certain excluded holders, currently Taubman Ventures Group LLC and other specified entities), permitted assignees of all present holders of TRG Units, those future holders of TRG Units as we may, in our sole discretion, agree to include in the Continuing Offer, and all future optionees under the 2018 Omnibus Long-Term Incentive Plan. Under the Continuing Offer agreement, one TRG Unit is exchangeable for one share of common stock. Upon a tender of TRG Units, the corresponding shares of Series B preferred stock, if any, will automatically be converted into common stock at a ratio of 14,000 shares of Series B preferred stock for one share of common stock.
Under our Articles, a majority of the outstanding shares of common stock and Series B preferred stock is required for a quorum. Any action regarding shareholder approval (other than the election of directors) will be approved, upon the affirmative vote of holders of two-thirds of the outstanding shares of common stock and Series B preferred stock. Directors are elected by a plurality of the votes cast, subject to the majority voting policy contained in our Corporate Governance Guidelines, which requires that any director nominee who receives a greater number of votes “withheld” than votes “for” his or her election must promptly tender his or her resignation. The board of directors will determine whether to accept the resignation.
All issued and outstanding shares of our common stock are validly issued, fully paid and nonassessable. Holders of our common stock do not have preference, conversion, exchange or preemptive rights. There are no redemption rights or sinking fund provisions applicable to the shares of our common stock. See “Authorized Stock” above.
Our common stock is listed on the NYSE under the ticker symbol “TCO”. The registrar and transfer agent for our common stock is Computershare Shareowner Services LLC.
Blank Check Preferred Stock
The Articles authorize our board of directors, without shareholder approval, to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights (including voting and conversion rights) and other terms of that series. Our preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.
The effects of the issuance of the preferred stock on the holders of our common stock could include:

•	reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on our common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of our common stock if the series of preferred stock has voting rights, including a possible “veto” power;

•	dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible, and is converted, into our common stock; and

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restrictions on the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Anti-Takeover Matters
Our preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.
Various provisions of the limited partnership agreement of TRG, the MBCA, our Articles and our Bylaws as in effect, which are summarized below, could have the effect of inhibiting a change in control or of discouraging, delaying or preventing a third party from accumulating a large block of our stock, engaging in a tender offer and making offers to acquire us, all of which could adversely affect our shareholders’ ability to receive a premium for their shares in connection with such a transaction. The provisions noted below are intended to encourage persons seeking to acquire control of us to negotiate first with our board of directors and to discourage certain types of coercive takeover practices and inadequate takeover bids. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms.
Limited Partnership Agreement
The limited partnership agreement of TRG contains a consent requirement that limits the possibility that we will be acquired or undergo a change in control, even if some of our shareholders believe that a change would be in our and their best interests. Specifically, the partnership agreement provides that, for so long as Mr. A. Alfred Taubman, his affiliates or any member of Mr. Taubman’s immediate family own, individually or collectively, five percent or more of the percentage interests in TRG, then without the prior written consent of a majority in interest of the percentage interests held by the partners other than us, TRG may not:

•	sell, exchange, or otherwise dispose (including the encumbering) of all or substantially all of TRG’s assets, or any property described on Schedule B to the limited partnership agreement;

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merge (including by way of a triangular merger), consolidate or otherwise combine with another person or entity or convert (through a tax election or otherwise) into another form of entity for legal or tax purposes;

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issue additional partnership interests to any person or entity (including a partner in TRG other than to us pursuant to the terms of the parity preferred equity, if any, or the terms of our preferred equity) so that this person or entity together with any of this person’s or entity’s affiliates would own a percentage interest in TRG in excess of five percent;

•	place TRG into bankruptcy;

•	recapitalize TRG; or

•	dissolve TRG.

Ownership Limit
In addition to customary anti-takeover provisions, as detailed below, our Articles contain REIT-specific restrictions on the ownership and transfer of our “Capital Stock” (which term refers to the common stock, preferred stock and Excess Stock, as defined below) which also may serve similar anti-takeover purposes. See “Restrictions on Transfer and Ownership” below.
Supermajority Voting; Amendment of Articles and Bylaws
Our Articles generally require any action requiring shareholder approval, including the amendment of the Articles and Bylaws, to be approved upon the affirmative vote of holders of two-thirds of the outstanding shares of Capital Stock entitled to vote on such matter. Directors are elected by a plurality of the votes cast, subject to the majority voting policy contained in our Corporate Governance Guidelines, which requires that any director nominee who receives a greater number of votes “withheld” than votes “for” his or her election must promptly tender his or her resignation. The board of directors will determine whether to accept the resignation.
A majority of our board of directors may amend our Bylaws at any time, except as limited by statute and except for a bylaw that is adopted by the shareholders and that, by its terms, provides that it can be amended only by the shareholders. A majority of our board of directors may also issue series of preferred stock without shareholder approval; see “- Blank Check Preferred Stock” above.
Robert S. Taubman, the Chairman of the board of directors, President and Chief Executive Officer of the Company and the members of his family (collectively, the Taubman Family) have the power to vote approximately 30% of our Capital Stock as of December 31, 2019. The combined Taubman Family members' ownership of our Capital Stock includes 24,191,177 shares of the 26,398,473 shares of Series B Preferred Shares outstanding or 92% of the total outstanding, and 1,748,477 shares of the 61,228,579 shares of common stock outstanding or 2.86% of the total outstanding as of December 31, 2019. The shares of Series B preferred stock are convertible into shares of common stock at a ratio of 14,000 shares of Series B preferred stock to one share of common stock, and therefore one share of

Series B preferred stock has a value of 1/14,000ths of the value of one share of common stock. These persons disclaim “group” status under section 13(d) of the Exchange Act. Our shares of common stock and our Series B preferred stock vote together as a single class on all matters generally submitted to a vote of our shareholders, and the holders of the Series B preferred stock have certain rights to nominate up to four individuals for election to our board of directors and other class voting rights. William S. Taubman, the brother of Robert S. Taubman, serves as our Chief Operating Officer. Robert S. Taubman and William S. Taubman also occupy the same positions with The Taubman Company, our manager, as they do with respect to the Company. As a result, the Taubman Family may exercise significant influence with respect to the election of our board of directors, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including any merger, consolidation or sale of all or substantially all of our assets. In addition, because our Articles impose a limitation on the ownership of our outstanding Capital Stock by any person and such ownership limitation may not be changed without the affirmative vote of holders owning not less than two-thirds of the outstanding shares of Capital Stock entitled to vote on such matter, the Taubman Family, as a practical matter, may have the power to prevent a change in control of us.
Advance Notice Requirements
Our Bylaws set forth advance notice procedures with regard to the nomination of candidates for election as directors or the proposal of other business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely, reflect a proper matter for shareholder action and comply with various disclosure obligations. The advance notice requirements may have the effect of precluding the consideration of certain business at a meeting if the notice procedures are not properly followed.
Number of Directors; Classified Board Of Directors
Our Articles provide that the number of our directors will be fixed by our Bylaws. Our Bylaws currently provide for our board of directors to establish from time to time the size of our board of directors, but, the size cannot be reduced except upon the expiration of the term of one or more directors or the death, resignation or removal of a director. Currently our board of directors comprises nine directors serving three-year staggered terms.
Staggering the terms of directors makes it more difficult for a potential acquirer to seize control of a target company through a proxy contest, even if the acquirer controls a majority of our stock, because only one-third of the directors stand for election in any one year. The board of directors previously decided to transition to annual elections, as a result of which directors were elected for one-year terms beginning with the 2018 class of directors, such that the board of directors will be fully declassified by the 2020 annual meeting.
Removal of Directors
Shareholders may remove directors, with or without cause, upon the affirmative vote of two-thirds of the outstanding shares of Capital Stock entitled to vote. This provision may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of the board of directors by filling the vacancies created by removal with its own nominees.
Business Combination Act
Chapter 7A of the MBCA may affect an attempt to acquire control of us. In general, under Chapter 7A, “business combinations” (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an “interested shareholder” (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation’s outstanding shares or an affiliate of a covered corporation who at anytime within the prior two-year period was the direct or indirect beneficial owner of at least 10% of the voting power of the corporation’s outstanding shares) can be consummated only if there is an advisory statement by the board of directors and the combination is approved by at least 90% of the votes of each class of the corporation’s shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an “interested shareholder” and unless certain price and other conditions are satisfied. The board of directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

Restrictions on Transfer and Ownership
Our Articles contain restrictions on the ownership and transfer of our Capital Stock, which are intended to assist us in complying with the REIT ownership requirements. Specifically, for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the Code), not more than 50% in value of our outstanding stock may be owned directly or indirectly, or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.
Under our Articles, in general, no shareholder may own more than 8.23% (the Ownership Limit) in value of our Capital Stock. Our board of directors has the authority to allow a "look through entity" to own up to 9.9% in value of the Capital Stock (Look Through Entity Limit), provided that, after application of certain constructive ownership rules under the Code and rules regarding beneficial ownership under the MBCA, no individual would constructively or beneficially own more than the Ownership Limit. A look through entity is any entity other than a qualified trust under Section 401(a) of the Code, certain other tax-exempt entities described in the Articles, or an entity that actually, or constructively owns 10% or more of the equity of any tenant from which we or TRG directly or indirectly receives or accrues rent from real property.
The Articles provide that if the transfer of any shares of Capital Stock or a change in our capital structure would cause any person (Purported Transferee) to own Capital Stock in excess of the Ownership Limit or, if applicable, the Look Through Entity Limit, then the transfer is invalid from the outset, and the shares in excess of the applicable ownership limit automatically acquire the status of “Excess Stock.” A Purported Transferee of Excess Stock acquires no rights to shares of Excess Stock. Rather, all rights associated with the ownership of those shares (with the exception of the right to be reimbursed for the original purchase price of those shares) immediately vest in one or more charitable organizations designated from time to time by our board of directors (each, a Designated Charity). An agent designated from time to time by the board of directors (each, a Designated Agent) will act as attorney-in-fact for the Designated Charity to vote the shares of Excess Stock. The Designated Agent will sell the Excess Stock, and any increase in value of the Excess Stock between the date it became Excess Stock and the date of sale will inure to the benefit of the Designated Charity.
Any transfer that, if effective, would result in the Company being "closely held" within the meaning of Section 856(h) of the Code will be void ab initio as to the transfer of the shares of common stock and preferred stock that are not Excess Stock that would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code, and the Purported Transferee will acquire no rights in such shares.
These ownership limitations will not be automatically removed even if the REIT requirements are changed so as to no longer contain any ownership limitation or if an ownership limitation is increased because, in addition to preserving our status as a REIT, the effect of the ownership limitations is to prevent any person from acquiring control of us. Changes in the ownership limitations cannot be made solely by our board of directors and would require an amendment to our Articles. Amendments to our Articles require the approval of our board of directors and the affirmative vote of shareholders owning not less than two-thirds of the outstanding shares of Capital Stock entitled to vote.